UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

Commission File Number 001-39327

Seadrill Limited

(Exact name of Registrant as specified in its Charter)

Park Place

55 Par-la-Ville Road

Hamilton HM 11 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Seadrill Announces Fourth Quarter and Full Year 2023 Earnings Release and Conference Call

HAMILTON, Bermuda – February 5, 2024 – Seadrill Limited (“Seadrill” or the “Company”) (NYSE & OSE: SDRL) will report its fourth quarter and full year 2023 results on Wednesday, February 28, 2024 after the NYSE closes for trading.

The Company will host a conference call to discuss its results on Thursday, February 29, 2024 at 09:00 CST / 16:00 CET. Interested participants may join the call by dialing +1 (888) 660-6819 (Passcode: 7310670) at least 15 minutes prior to the scheduled start time. The Company will also webcast the call live on its website, www.seadrill.com/investors, where a replay will be available afterwards.

Contact Information

Lydia Brantley Mabry

Director of Investor Relations

T: +1 (832) 252-7064

E: lydia.mabry@seadrill.com

About Seadrill Limited

Seadrill is a leading offshore drilling contractor utilizing advanced technology to unlock oil and gas resources for clients across harsh and benign locations around the globe. Seadrill’s high-quality, technologically-advanced fleet spans all asset classes allowing its experienced crews to conduct operations across geographies, from shallow to ultra-deepwater environments.

For additional information, visit www.seadrill.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEADRILL LIMITED

Date: February 5, 2024	By:	/s/ Grant Creed Name: Grant Creed
Title: Principal Financial Officer of Seadrill Limited